SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No.: __)


                         AMERICAN PETROLEUM GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)

                                   028864 10 6
                                 (CUSIP Number)

                               ALPHA ADVISORS, LLC
                           C/O MICHAEL S. KROME, ESQ.
                                  8 TEAK COURT
                           LAKE GROVE, NEW YORK 11755
                                 (631) 737-8381
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                SEPTEMBER 9, 2004
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

                                  SCHEDULE 13D

CUSIP No.:        028864 10 6

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person

                  ALPHA ADVISORS LLC    -   75-3120996
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP       (a)  [X]
                                                                                                 (b)  [  ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [   ]
         PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
Number of                           163,750
Shares                     ----------------------------------------------------------------------------------------
Beneficially               8        SHARED VOTING POWER
Owned by                            1,348,750
Each                       ---------------------------------------------------------------------------------------
Reporting Person           9        SOLE DISPOSITIVE POWER
With                                163,750
                           ---------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    1,348,750
------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         163,750
------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _ _ _ _ _
------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.3%
------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN, HC
------------------------------------------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER

                  The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of American Petroleum Group, Inc., located at 1400 N. Gannon Drive, Hoffman Estates, IL 60194.


ITEM 2.           IDENTITY AND BACKGROUND

            (a) - (c)
Name                       Principal Occupation           Employer Address
--------------------------------------------------------------------------
Michael S. Krome, Esq.     Attorney                       Self     8 Teak Court
                                                                   Lake Grove, NY  11755

                  (d)      None
                  (e)      None
                  (f)      United States


            (a) - (c)
Name                       Principal Occupation           Employer Address
James W. Zimbler           Consultant                     Self     234 East College Avenue
                                                                   State College, PA 16801

                  (d)      None
                  (e)      None
                  (f)      United States


            (a) - (c)
Name                       Principal Occupation           Employer Address
--------------------------------------------------------------------------
George L. Riggs, III       Certified Public Accountant    Self     PO Box 290975
                                                                   Wethersfield, CT  06129

                  (d)      None
                  (e)      None
                  (f)      United States


            (a) - (c)
Name                       Principal Occupation           Employer Address
--------------------------------------------------------------------------
William Bossung            Consultant                     Self     10300 W Charleston Blvd
                                                                   #13-378
                                                                   Las Vegas NV 89135


                  (d)      None
                  (e)      None
                  (f)      United States


            (a) - (c)
Name                       Principal Occupation           Employer Address
--------------------------------------------------------------------------
Richard Carter             Consultant                     Self


                  (d)      None
                  (e)      None
                  (f)      United States


            (a) - (c)
Name                       Principal Occupation           Employer Address
--------------------------------------------------------------------------
Ronald Shapss              Consultant                     Self     75 Montebello Road
                                                                   Suffern, NY 10901


                  (d)      None
                  (e)      None
                  (g)      United States



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Issued by issuer as compensation for services.


ITEM 4.           PURPOSE OF TRANSACTION

                  Purpose  of  issuance  was  as  compensation   for  consulting
services.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)  Aggregate  Number  and  Percentage  of  Securities.   The
                  Reporting  Person is the beneficial owner of 163,750 shares of

                  Common Stock of the Issuer, representing approximately 4.3% of the Issuer's common stock (based upon 3,740,000 shares of common stock outstanding at November 19, 2004).
                  (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 163,750 shares beneficially owned by the Reporting Person.
                  (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.
                  (d) Certain Rights of Other Persons. Not Applicable (e) Date Ceased to be a 5% Owner. Not Applicable



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 29, 2004


                                               Alpha Advisors, LLC

                                                /s/ Michael S. Krome
                                               -------------------------------
                                               By:      Michael S. Krome, Esq.
                                                        Member